EXHIBIT 99.1

2019 ANNUAL REPORT

Our Business Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on steelmaking coal, copper, zinc and energy. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in 11 operating mines, a large metallurgical complex, and several major development projects in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research. Our corporate strategy is focused on exploring for, developing, acquiring and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships, and a healthy environment. Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov. Forward-Looking  Statements This annual report contains forward-looking statements. Please refer to the “Cautionary Statement on Forward-Looking Statements” on page 66. All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted. Our Business  1

[map] 2019 Highlights Safety Reduced High-Potential Incident Frequency by 16% Reduced Lost-Time Disabling Injury Frequency by 18% Financial Revenues of $11.9 billion and cash flow from operations of $3.5 billion Gross profit before depreciation and amortization1, 2 of $5.0  billion Adjusted EBITDA1 , 2 of $4.3 billion and adjusted profit attributable to shareholders1, 2 of $1.6 billion Reduced our outstanding term notes by US$600 million Upgraded to investment grade credit ratings by four rating agencies, eliminating $1.1 billion in letter of credit requirements Returned $111 million in cash to shareholders through dividends and announced $600 million in share buybacks, of which approximately $393 million were completed in 2019, with the balance of approximately $207 million expected to be completed in  2020 Ended the year with $1.0 billion of cash and $6.2 billion of liquidity Operating and Development Commenced construction of the Quebrada Blanca Phase 2 (QB2) project, with first production targeted for the fourth quarter of 2021 Our RACE21TM innovation-driven business transformation program has implemented initiatives aimed at achieving $160 million in annualized EBITDA1 improvements as of the end of 2019, based on commodity prices at December 31, 20193, exceeding our initial announced target of $150 million Sustainability Named to Dow Jones Sustainability World Index for the tenth consecutive year, and recognized as the top-ranked mining company in the world on both the World and North American Index. Included on the MSCI World ESG Leaders Index, and as the top-ranked mining company on the Sustainalytics ESG index. On track towards meeting our existing sustainability strategy short-term goals in 2020, and launched a new long-term sustainability strategy in 2020, including an objective to be carbon neutral across all operations and activities by 2050

Letter from the Chair Sheila A. Murray Chair of the Board To the Shareholders I am truly honoured to have been appointed as Chair of the Board of Directors for Teck — a Canadian company with a long and proud history and an equally bright future. I want to thank my predecessor in this role, Dominic Barton. We were incredibly fortunate as a Board to have the benefit of Dominic’s strategic insight and broad scope of business experience for the time he was with Teck, prior to stepping down to assume the position of Canada’s Ambassador to China. It is exciting to be taking on the role of Chair at this transformational time for Teck, with the company poised for growth through responsible value creation. A big part of this is the Quebrada Blanca Phase 2 project (QB2), now under construction in northern Chile. QB2 is a long-life, low-cost asset that will significantly increase Teck’s copper production. This growth in copper will coincide with increasing demand for electric vehicles, alternative energy and other low-carbon technologies that rely on copper. This will put Teck in a strong position to help meet this demand by providing a material essential to a greener future. Teck is also putting cutting-edge technology and innovation to work to transform how mining is done. Under the banner of the RACE21TM program, breakthroughs in machine learning, data analytics and automation are strengthening safety, enhancing sustainability and improving productivity across every aspect of the business. Already this program has exceeded expectations and has set a target to generate $1 billion in annualized EBITDA by the end of 2021. Perhaps most importantly, Teck is focused on building on its strong environmental, social and governance (ESG) track record by continuing to be one of the world’s most responsible providers of metals and minerals. As part of this, Teck has updated its long-term sustainability strategy, which sets out ambitious new objectives in everything from safety to water stewardship including an objective to become carbon neutral across operations and activities by 2050. Further, it sets out the near-term steps we intend to take to achieve those objectives. This continued focus on ESG performance is of critical importance to Teck’s Board and management. Global shifts underway — including the rising middle class and the transition to a low-carbon economy — will all depend on a continued supply of mined materials. Whether it is the steel and steelmaking coal needed to build rapid transit, schools and hospitals; the copper for power infrastructure and electric vehicles; or zinc to protect and extend the lifespan of essential infrastructure. At the same time, we know that our shareholders, employees, customers and other stakeholders want to know that these materials have been produced in a manner that is environmentally and socially responsible, and sustainable for the future. Ensuring that Teck continues to strike that balance is one of the most important duties of our Board, and a priority as we move through 2020 and beyond. I look forward to working with the Board of Directors and management to continue building on Teck’s strong track record of creating sustainable value and supplying materials essential to our modern world. Sheila A. Murray, Chair of the Board Vancouver, B.C., Canada February 26, 2020  Letter from the CEO  Donald R. Lindsay President and Chief Executive Officer To the Shareholders The year of 2019 was a tale of two halves. We had a strong start to the year, focusing on maximizing production to capture margin during a period of higher commodity prices. However, the market tides began to shift in the second half of the year as prices declined due to global economic  uncertainties. In response to this shift, we moved quickly to address those factors within our control to further improve our efficiency and productivity while reducing costs. We have set out four key priorities for our company going forward that will ensure we achieve those goals and position Teck for future growth: Executing on our Quebrada Blanca Phase 2 (QB2) copper project to significantly grow our copper production Accelerating our RACE21™ business transformation program to drive $1 billion in new annualized EBITDA by the end of 2021 3 Improving the competitiveness of our steelmaking coal logistics chain, including upgrades at Neptune Terminals 4 Implementing a company-wide cost reduction program to achieve $610 million in savings through to the end of 2020 Underpinning these priorities are our new short- and long-term sustainability goals that will build on our track record of strong environmental, social and governance (ESG) performance. Growth through QB2 Construction continues at our Quebrada Blanca Phase 2 project in Chile, a world-class copper project and a key component of Teck’s future growth. As of February 2020, there were over 7,500 people actively working on-site across the six major construction areas, and we continue to target first production in the fourth quarter of 2021. QB2 will significantly increase our copper production at a time when the world needs significantly more copper to support the transition to a low-carbon economy. Renewable energy systems, like solar, can require 10 times more copper than traditional energy systems. Zero-emission electric vehicles need up to four times as much copper as an internal combustion vehicle. Recent research by S&P Global Market Intelligence points to the need for between 11 million and 70 million tonnes of incremental copper production by 2030 to meet climate targets outlined in the Paris Agreement. While this range reflects a number of market scenarios, even at the low range of 11 million tonnes of incremental production, the world would need to build the equivalent of about three QB2s every year for 11 years to provide the copper needed to meet these climate targets. Through QB2 and future expansion opportunities, Teck will be well positioned to take advantage of this growing market. Transformation through RACE21™ One of our core priorities is RACE21™, our innovation-driven business transformation program launched in 2019. We are implementing proven digital technologies across the mining value chain to improve productivity and lower costs. At the end of the year, we had initiatives underway in areas such as machine learning, mining analytics and processing

Letter from the Chair Sheila A. Murray Chair of the Board To the Shareholders I am truly honoured to have been appointed as Chair of the Board of Directors for Teck — a Canadian company with a long and proud history and an equally bright future. I want to thank my predecessor in this role, Dominic Barton. We were incredibly fortunate as a Board to have the benefit of Dominic’s strategic insight and broad scope of business experience for the time he was with Teck, prior to stepping down to assume the position of Canada’s Ambassador to China. It is exciting to be taking on the role of Chair at this transformational time for Teck, with the company poised for growth through responsible value creation. A big part of this is the Quebrada Blanca Phase 2 project (QB2), now under construction in northern Chile. QB2 is a long-life, low-cost asset that will significantly increase Teck’s copper production. This growth in copper will coincide with increasing demand for electric vehicles, alternative energy and other low-carbon technologies that rely on copper. This will put Teck in a strong position to help meet this demand by providing a material essential to a greener future. Teck is also putting cutting-edge technology and innovation to work to transform how mining is done. Under the banner of the RACE21TM program, breakthroughs in machine learning, data analytics and automation are strengthening safety, enhancing sustainability and improving productivity across every aspect of the business. Already this program has exceeded expectations and has set a target to generate $1 billion in annualized EBITDA by the end of 2021. Perhaps most importantly, Teck is focused on building on its strong environmental, social and governance (ESG) track record by continuing to be one of the world’s most responsible providers of metals and minerals. As part of this, Teck has updated its long-term sustainability strategy, which sets out ambitious new objectives in everything from safety to water stewardship including an objective to become carbon neutral across operations and activities by 2050. Further, it sets out the near-term steps we intend to take to achieve those objectives. This continued focus on ESG performance is of critical importance to Teck’s Board and management. Global shifts underway — including the rising middle class and the transition to a low-carbon economy — will all depend on a continued supply of mined materials. Whether it is the steel and steelmaking coal needed to build rapid transit, schools and hospitals; the copper for power infrastructure and electric vehicles; or zinc to protect and extend the lifespan of essential infrastructure. At the same time, we know that our shareholders, employees, customers and other stakeholders want to know that these materials have been produced in a manner that is environmentally and socially responsible, and sustainable for the future. Ensuring that Teck continues to strike that balance is one of the most important duties of our Board, and a priority as we move through 2020 and beyond. I look forward to working with the Board of Directors and management to continue building on Teck’s strong track record of creating sustainable value and supplying materials essential to our modern world. Sheila A. Murray, Chair of the Board Vancouver, B.C., Canada February 26, 2020  Letter from the CEO  Donald R. Lindsay President and Chief Executive Officer To the Shareholders The year of 2019 was a tale of two halves. We had a strong start to the year, focusing on maximizing production to capture margin during a period of higher commodity prices. However, the market tides began to shift in the second half of the year as prices declined due to global economic  uncertainties. In response to this shift, we moved quickly to address those factors within our control to further improve our efficiency and productivity while reducing costs. We have set out four key priorities for our company going forward that will ensure we achieve those goals and position Teck for future growth: Executing on our Quebrada Blanca Phase 2 (QB2) copper project to significantly grow our copper production Accelerating our RACE21™ business transformation program to drive $1 billion in new annualized EBITDA by the end of 2021 3 Improving the competitiveness of our steelmaking coal logistics chain, including upgrades at Neptune Terminals 4 Implementing a company-wide cost reduction program to achieve $610 million in savings through to the end of 2020 Underpinning these priorities are our new short- and long-term sustainability goals that will build on our track record of strong environmental, social and governance (ESG) performance. Growth through QB2 Construction continues at our Quebrada Blanca Phase 2 project in Chile, a world-class copper project and a key component of Teck’s future growth. As of February 2020, there were over 7,500 people actively working on-site across the six major construction areas, and we continue to target first production in the fourth quarter of 2021. QB2 will significantly increase our copper production at a time when the world needs significantly more copper to support the transition to a low-carbon economy. Renewable energy systems, like solar, can require 10 times more copper than traditional energy systems. Zero-emission electric vehicles need up to four times as much copper as an internal combustion vehicle. Recent research by S&P Global Market Intelligence points to the need for between 11 million and 70 million tonnes of incremental copper production by 2030 to meet climate targets outlined in the Paris Agreement. While this range reflects a number of market scenarios, even at the low range of 11 million tonnes of incremental production, the world would need to build the equivalent of about three QB2s every year for 11 years to provide the copper needed to meet these climate targets. Through QB2 and future expansion opportunities, Teck will be well positioned to take advantage of this growing market. Transformation through RACE21™ One of our core priorities is RACE21™, our innovation-driven business transformation program launched in 2019. We are implementing proven digital technologies across the mining value chain to improve productivity and lower costs. At the end of the year, we had initiatives underway in areas such as machine learning, mining analytics and processing   improvements. These are expected to generate an additional $160 million in annualized EBITDA improvements based on commodity prices at December 31, 2019, exceeding our initial target of $150 million set in May 2019 when commodity prices were significantly higher. More than 30 different projects have been implemented across our operations to date, and we’re continuing to set our sights higher. We are targeting to achieve a cumulative total of $1 billion in ongoing annualized EBITDA improvements by the end of 2021, which represents significant value. Strengthening Coal Logistics We have a world-class steelmaking coal business, and we are committed to improving the competitiveness of our logistics chain. In 2019, we continued to advance rail and terminal agreements and upgrades at Neptune Bulk Terminals, all with the goal of significantly increasing flexibility and optionality within the supply chain and improving our capability to meet our delivery commitments to customers — while lowering our overall transportation costs. The Neptune upgrades are expected to be complete in the first quarter of 2021. Cost Reduction Program Our final priority has been reducing cost across our business. In the third quarter of 2019, we introduced a company-wide cost reduction program. By the end of 2019, we achieved approximately $210 million of capital and operating reductions, exceeding our target of $170 million. In 2020, we expect approximately $400 million of capital and operating reductions, for total reductions in previously planned spending of approximately $610 million through the end of 2020, surpassing our previous target of $500 million. Sustainability Performance I’m pleased to report that we are on track to achieve all 21 of our current short-term sustainability goals by the end of 2020. We also launched an updated long-term sustainability strategy this year, including an ambitious new objective to be carbon neutral across our operations and activities by 2050. Our focus on responsible mining continues to be recognized, including being named to the Dow Jones Sustainability World Index for the 10th consecutive year, and listed as the top-ranked mining company in the world on both the World and North American Index. We were also the only mining company on the Global 100 Most Sustainable Corporations list. Financial and Operational Performance We continued to generate significant free cash flow in 2019, particularly from our steelmaking coal business. We had revenues of $11.9 billion, and gross profit before depreciation and amortization of $5.0 billion. We reduced our outstanding term notes by US$600 million, and we were upgraded to investment grade credit ratings by four rating agencies, eliminating $1.1 billion in letter of credit requirements. Our financial position remains strong, as we ended 2019 with $1.0 billion of cash and $6.2 billion of liquidity. In addition, in the fourth quarter of 2019, we closed $2.5 billion in limited recourse project financing to fund the development of QB2. We also returned $111 million in cash to shareholders through dividends and announced $600 million in share buybacks, of which approximately $393 million were completed in 2019, with the balance of approximately $207 million expected to  be completed in 2020. Our People We remain focused on our core value of safety across every aspect of our business in 2019. High-Potential Incidents and Lost-Time Disabling Injury Frequency were down 16% and 18%, respectively, year over year. We were deeply saddened by a fatality that took place in November 2019 at our QB2 project. We have carried out an in-depth investigation into the incident to learn as much as possible and to implement measures to prevent reoccurrences. Turning to our senior management, Andrew Stonkus, Senior Vice President, Marketing and Logistics, retired in 2019, following over 30 years of service to Teck. He has been an invaluable member of our sales team for decades and was instrumental in opening up new markets for our products. Réal Foley has succeeded Andrew Stonkus as Senior Vice   President, Marketing and Logistics. New members of our senior team in 2019 are Ian Anderson, Vice President, Logistics; and André Stark as Vice President, Marketing, with responsibility for Coal and Base Metals. I would also like to welcome our new Chair of the Board, Sheila Murray. The former President of CI Financial Corp., Sheila had a distinguished career practising corporate and securities law prior to joining CI, where she advised a variety of companies in the mining industry. She has been on our Board since 2018 and served as Acting Board Chair following the departure of Dominic Barton, who was appointed Canada’s Ambassador to China in September 2019. I would like to say a special thank you to Dominic for his outstanding contribution as Chair. In his year of service he dramatically improved the engagement, performance and culture of the Board, which continues today. We wish him every success in his new, very important role and thank him for his contribution to Canada. As I look to the year ahead, we remain focused on our key priorities: expanding RACE21TM, building QB2, enhancing our steelmaking coal logistics chain and reducing costs — all while continuously improving our sustainability performance and providing materials necessary for society. Because we know that better mining ultimately contributes to a better world and better future for everyone. Donald R. Lindsay President and Chief Executive Officer Vancouver, B.C., Canada February 26, 2020

8   Teck 2019 Annual Report Management’s Discussion and Analysis Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services. Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world’s second-largest seaborne exporter of steelmaking coal, an important producer of copper, one of the world’s largest producers of mined zinc, and we have an interest in a large producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta. This Management’s Discussion and Analysis of our results of operations is prepared as at February 26, 2020 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2019. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2019 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures” on page 56 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS. This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 66, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form. Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov. Business Unit Results The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2020.

Steelmaking Coal In 2019, our five steelmaking coal operations in Western Canada produced 25.7 million tonnes of coal, with sales of 25.0 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts sold primarily to Europe and the Americas. Our long-term annual production capacity is approximately 27 million tonnes, and we have total proven and probable reserves of 840 million tonnes of steelmaking  coal. As planned, Coal Mountain Operations transitioned to closure in the second quarter of 2019. We have offset the loss of production at Coal Mountain through higher production and improved processing throughput at our other Elk Valley operations. Consistent with our capital allocation framework, in May 2019 we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River Operations. The operation is expected to close in the second half of 2020 and then transition to care and maintenance. As a result, Cardinal River production is expected to decrease to approximately 700,000 tonnes in 2020. The lost production is expected to be made up by our Elkview Operations with a plant expansion project scheduled to be completed in the first quarter of   2020. In 2019, our steelmaking coal business unit accounted for 46% of revenue and 58% of gross profit before depreciation and amortization.

Our average realized steelmaking coal selling price in 2019 declined to US$164 per tonne, compared with US$187 per tonne in 2018 and US$174 per tonne in 2017.

Sales volumes were 25.0 million tonnes in 2019, compared with 26.0 million tonnes sold in 2018. Sales volumes were negatively affected by logistical issues throughout the supply chain during 2019.

Our 2019 production of 25.7 million tonnes was 0.5 million tonnes lower than 2018, primarily due to logistics chain issues combined with mining challenges at Cardinal River Operations and Fording River Operations.

The adjusted site cost of sales[1,2] in 2019 was $65 per tonne and within our annual guidance range. As anticipated, this cost was higher than the $62 per tonne cost of product sold in 2018. The increase in 2019 was primarily a result of mining in new, recently permitted areas at a number of our operations, with increased strip ratios to generate production after the closure of Coal Mountain.

As a result of our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River Operations and the short remaining mine life, combined with lower steelmaking prices, we recorded pre-tax non-cash impairment charges of $289 million in 2019.

Capital spending in 2019 included $403 million for sustaining capital, $155 million for major enhancements to maintain and increase long-term production capacity, and $192 million for the Neptune Bulk Terminals upgrade project.

Elk Valley Water Quality Management

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion of SRF water treatment capacity at Elkview Operations. Elkview Operations' SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

To the end of 2019, we have spent approximately $437 million (approximately $392 million of capital and $45 million of SRF research and development costs) on implementation of the Elk Valley Water Quality Plan, including construction of the first active water treatment facility (AWTF) at our Line Creek Operations, treating up to 7.5 million litres per day. The second AWTF, at our Fording River Operations, with an expected capacity of 20 million litres per day, is under construction and scheduled to be completed in the fourth quarter of 2020. We have commenced construction of Elkview SRF Phase 2, which has a projected completion date in the fourth quarter of 2020, and in conjunction with Phase 1, will treat up to an additional 20 million litres per day. By the end of the fourth quarter 2020, we expect to have the capacity to treat up to 47.5 million litres per day.

Capital spending in 2020 on water treatment is expected to be approximately $290 million. The majority of the planned spend relates to the completion of our Fording River AWTF and Elkview Phase 2 SRF. In addition, we continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Over the following four years, from 2021 to 2024, we plan to invest an additional $350 to $400 million of capital to further increase water treatment capacity to 90 million litres per day by the end of 2024. In addition, during the same period we plan to spend approximately $85 million in capital on source control and calcite management, and approximately $90 million on tributary-specific treatment. Capital spending in 2021 is expected to be similar to 2020 levels and is expected to decrease significantly in 2022 to 2024. Following the completion of both the Elkview SRF Phase 2 and the AWTF at Fording River Operations in 2020, the plan includes the construction of 30 million litres per day of additional SRF capacity at the north end of the Elk Valley and 12.5 million litres per day at our Line Creek Operations. The first phase of our next SRF at the north end of the Elk Valley is designed to treat 15 million litres per day and completion is expected in the first quarter of 2021.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.

12 Teck 2019 Annual Report

Operating costs associated with water treatment were approximately $1.30 per tonne in 2019 and are projected to increase gradually over the long term to approximately $3 per tonne as additional AWTFs and SRFs become operational. After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas. Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan. Until the results of this additional work are available and appropriate mitigation measures are in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the *Fisheries Act* in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue through the first quarter. It is not possible at this time to fully assess the viability of our potential defences to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

Rail

Rail transportation of product from our four steelmaking coal mines in southeast B.C. to Vancouver port terminals is currently provided under a 10-year agreement with CP Rail, which expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway. Our Cardinal River Operations in Alberta is served by Canadian National Railway (CN), which transports our product to ports on the west coast.

In December 2019, we entered into a long-term agreement with CN for shipping of steelmaking coal from our four B.C. operations between Kamloops and Neptune Bulk Terminals and other west coast ports, including Ridley Terminals Inc. The agreement runs from April 2021 to December 2026, and will enable us to increase shipment volumes significantly through an expanded Neptune Bulk Terminals. The agreement also provides for investments by CN of more than $125 million to enhance rail infrastructure and support increased shipment volumes to Neptune Bulk Terminals and through Ridley Terminals.

Ports

We continue to progress the Neptune Bulk Terminals facility upgrade project, which will include a five-month period from May to September when we intend to suspend operations at Neptune Bulk Terminals in order to match port capacity with reduced production and improve productivity and safety as we advance construction. This is expected to be the last extended construction outage at Neptune Bulk Terminals. The upgrade project will significantly increase terminal-loading capacity and improve our capability to meet our delivery commitments to our customers while lowering our overall logistics costs. The total cost of the project is expected to be approximately $800 million, consistent with our previous guidance. The business case for this project remains strong. It will provide us with an

Management's Discussion and Analysis 13

exclusive terminal that will help us meet the long-term requirements of our customers for consistent, high-quality product at significantly reduced costs. In 2019, we invested $192 million on the Neptune Bulk Terminals facility upgrade project. In addition to the 2020 capital expenditures noted above, the program includes $390 million to be spent in 2020 and approximately $120 million in 2021. The Neptune Bulk Terminals facility upgrades are expected to be completed in the first quarter of 2021 and we are evaluating opportunities to gradually increase port capacity earlier. There is a risk that if completion is delayed, we may limit our production and sales temporarily on expiry of our contract with Westshore Terminals.

Our contract with Westshore Terminals, which expires March 31, 2021, currently provides us with 19 million tonnes of annual capacity. In January 2020, we announced an expanded commercial agreement with Ridley Terminals for shipments of steelmaking coal from Teck's British Columbia operations. The agreement runs from January 2021 to December 2027, and increases contracted capacity from 3 million tonnes per annum (Mtpa) to 6 Mtpa, with an option for Teck to extend up to 9 Mtpa. This will enable Teck to increase its shipment volumes through Ridley Terminals to provide greater flexibility and improved performance within its overall steelmaking coal supply chain.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2019, we continued to focus our marketing in areas with the greatest demand growth, which included increasing sales volumes to India.

Markets

Steel production and demand for seaborne steelmaking coal remained strong through the first half of 2019 before market conditions deteriorated in the second half of the year. Steelmaking coal spot prices were affected by pressure on steelmakers' margins, created by lower steel pricing and continued high iron ore pricing. The steelmaking coal market remains fundamentally supported by demand from steel capacity growth in India and increased imports into China. Market sentiment has improved slightly for 2020, as steel margins are expected to improve, with higher steel prices and lower iron ore and coking coal costs. While investment in steelmaking coal capacity increased in the past two years, it currently remains low. Permitting processes for steelmaking coal mines remain challenging and capital markets are rationing capital to coal, limiting the supply response.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China's steelmaking coal imports by source.

Daily Steelmaking Coal Assessments
Source: Argus, Platts, TSI


$350
$300
$250
$200
$150
$100
$50
2014
2015
2016
2017
2018
2019

- Spot price assessments (US$ per tonne FOB Australia, Argus)
- Quarterly benchmark (US$ per tonne FOB Australia)
- Quarterly index-linked price (US$ per tonne FOB Australia)

Hot Metal (Pig Iron) Production
Source: World Steel Association, National Bureau of Statistics of China


1,400
1,200
1,000
800
600
400
200
0
1999
2003
2007
2011
2015
2019
Tonnes

- Rest of the world (tonnes in millions)
- China (tonnes in millions)

China Steelmaking Coal Imports
Source: China's Customs


80
70
60
50
40
30
20
10
0
2011
2013
2015
2017
2019
Tonnes

- Landborne (tonnes in millions)
- Seaborne (tonnes in millions)

14 Teck 2019 Annual Report

Outlook

Throughout 2019, we experienced logistics performance issues across the supply chain due to underperformance in port and rail services, material handling issues and poor weather conditions. As a result, although the logistics supply chain performance improved in the fourth quarter, we are starting 2020 with record-high site inventory levels, which reduces our operating flexibility. Given the potential for weaker demand in the short-term due to the effects of the Coronavirus and the high inventory levels due to rail and port constraints, we are choosing to temporarily reduce production and implement a shutdown of Neptune Bulk Terminals in order to progress the facility upgrade. This reduction, combined with extreme winter weather in January and early February, which was then followed by rail blockades, means that we now expect our steelmaking coal production in 2020 to be between 23.0 and 25.0 million tonnes.

As previously disclosed, we continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. These new areas are expected to extend the lives of these mines and allow us to increase production to offset the closure of Coal Mountain and Cardinal River operations. Our Cardinal River Operations will transition to closure by the second half of 2020. We are investing in the Elk Valley processing plants and will be transferring mobile equipment from Cardinal River in order to support increased mining activities in the Elk Valley. As part of our strategy to maintain production capacity of approximately 27 million tonnes in the Elk Valley, Elkview Operations is scheduled to complete its plant expansion project in the first quarter of 2020. Our Elkview Operations are anticipating a reduction of strip ratio over the next three to five years.

Although coal prices have softened since the beginning of 2019, market fundamentals remain supportive of our sales plan. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. Due to the weather-related challenges discussed above, and rail blockades, we are expecting 2020 first quarter sales to reach approximately 4.8 to 5.2 million tonnes, down from the previous estimate of 5.1 to 5.4 million tonnes. As always, our sales may vary depending on the performance of our logistics chain, which has been negatively impacted by severe winter weather in January and early February and by blockades on rail lines, the construction related to the Neptune Bulk Terminals upgrade project, and strong third-party volumes.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $475 million in 2020, including approximately $290 million related to water treatment, $100 million for ongoing operations and $85 million for Neptune Bulk Terminals. Approximately $140 million will be invested in major enhancement projects in 2020, primarily related to increasing the plant capacity at Elkview Operations and the development of new mining areas at our Elk Valley Operations. In addition, RACE21™ major enhancement capital of $65 million will be invested in the coal operations, mostly for our autonomous haulage pilot at Elkview Operations. Expected capitalized stripping costs in 2020 are approximately $340 to $390 million.

As disclosed in the third quarter of 2019, we plan to complete some of our annual maintenance major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the second half of the year. The Neptune Bulk Terminals' extended construction outage from May to September will also affect our quarterly production and corresponding cost of sales. As a result, we expect quarterly cost of sales per tonne to be higher in the first quarter of 2020 than the fourth quarter of 2019 with the lower production rates, and then decreasing in the fourth quarter of 2020 when we are back to near-full production levels. We expect our 2020 adjusted site costs of sales to be between $63 to $67 per tonne reflecting the extended construction outages to progress the Neptune Bulk Terminal facility upgrades combined with the logistics chain challenges in January and early February.

Transportation costs in 2020 are expected to increase to approximately $40 to $43 per tonne, with lower volumes delivered to Neptune Bulk Terminals during the construction outages and higher rail and port rates.

Management's Discussion and Analysis 15

Copper

In 2019, we produced 297,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile. Copper production rose by 1% from 2018, due to higher ore grades and improved recovery from Highland Valley Copper, offset by lower production from Carmen de Andacollo and Quebrada Blanca.

In 2019, our copper business unit accounted for 21% of our revenue and 22% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization[1][2]			Gross Profit (Loss)		
($ in millions)	**2019**	2018	2017	**2019**	2018	2017	**2019**	2018	2017
Highland Valley Copper	**$ 1,005**	$ 941	$ 733	**$ 395**	$ 343	$ 213	**$ 196**	$ 164	$ 18
Antamina	**900**	1,061	936	**614**	794	670	**457**	652	534
Carmen de Andacollo	**394**	488	549	**89**	193	222	**23**	121	142
Quebrada Blanca	**170**	224	182	**(18)**	26	50	**(59)**	(59)	(107)
Other	**-**	-	-	**-**	(1)	(1)	**-**	(1)	(1)
Total	**$ 2,469**	$ 2,714	$ 2,400	**$ 1,080**	$ 1,355	$ 1,154	**$ 617**	$ 877	$ 586

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

	Production[1]			Sales[1]		
(thousand tonnes)	**2019**	2018	2017	**2019**	2018	2017
Highland Valley Copper	**121**	101	93	**124**	103	89
Antamina	**101**	100	95	**101**	99	94
Carmen de Andacollo	**54**	67	76	**55**	64	77
Quebrada Blanca	**21**	26	23	**21**	26	23
Total	**297**	294	287	**301**	292	283

Note:
(1) We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

16 Teck 2019 Annual Report

Operations

Highland Valley Copper

Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $196 million in 2019, compared with $164 million in 2018, primarily due to higher copper production and sales, which offset lower copper prices and lower molybdenum production, sales and prices. Gross profit before depreciation and amortization was $395 million in 2019, compared to $343 million in 2018 and $213 million in 2017.

Highland Valley Copper's 2019 copper production was 121,300 tonnes, compared to 100,800 tonnes in 2018 and 92,800 tonnes in 2017. The increase was primarily due to higher copper grades and improved mill recoveries. Molybdenum production was 24% lower in 2019 at 6.6 million pounds, compared to 8.7 million pounds in 2018, primarily due to lower molybdenum grades and recovery, as anticipated in the mine plan.

We completed the installation of an additional D3 ball mill in May 2019, with commissioning and ramp-up continuing into the first quarter of 2020. Our autonomous haulage project continued in 2019, with nine trucks now fully operational and 26 million tonnes hauled during the year.

Copper production is expected to increase in 2020 compared to 2019 due to higher recoveries from improving ore characteristics, the realization of additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21™ innovation-driven business transformation program and continued ramp-up of the additional D3 ball mill.

Copper production in 2020 is anticipated to be between 133,000 and 138,000 tonnes, with lower production in the first half of 2020. Annual copper production from 2021 to 2023 is expected to be between 155,000 and 165,000 tonnes per year. Copper production is anticipated to average about 150,000 tonnes per year after 2023, through to the end of the current mine plan in 2027. Molybdenum production in 2020 is expected to be between 4.5 to 5.5 million pounds contained in concentrate, with annual production expected to be between 3.5 to 5.0 million pounds per year afterwards. We continue to advance studies that assess the potential economic viability of extending the Highland Valley Copper mine life to 2040 with completion of a feasibility study expected in 2020.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). Gross profit in 2019 was $457 million, compared with $652 million in 2018 and $534 million in 2017. Gross profit in 2019 decreased from 2018 primarily due to lower copper and zinc prices, and reduced zinc volume as a result of lower zinc grades as anticipated in the mine plan. In 2019, our share of gross profit before depreciation and amortization was $614 million, compared with $794 million in 2018 and $670 million in 2017.

Antamina's copper production (100% basis) in 2019 was 448,500 tonnes, compared to 446,100 tonnes in 2018, with slightly higher grades offset by slightly lower recoveries. Zinc production was 303,300 tonnes in 2019, a decrease from 409,300 tonnes of production in 2018, primarily due to lower zinc grades as a result of mine sequencing. In 2019, molybdenum production was 7.8 million pounds, which was 24% lower than in 2018.

In June 2019, Antamina signed a new three-year collective agreement, with a one-time US$64 million labour settlement charge. Our US$14 million share was recognized through cost of sales in the third quarter of 2019.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañia Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2019, approximately 2.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 15.2 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2019.

Our 22.5% share of Antamina's 2020 production is expected to be in the range of 88,000 to 92,000 tonnes of copper, 100,000 to 105,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate. Our share of copper production is expected to average 90,000 tonnes per year from 2021 to 2023. Our share of zinc production is

Management's Discussion and Analysis 17

expected to be between approximately 90,000 and 100,000 tonnes per year from 2021 to 2023, although annual production may fluctuate due to feed grades and the amount of copper-zinc ore processed. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds per year between 2021 and 2023.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit decreased to $23 million in 2019 from $121 million in 2018, primarily due to lower production and sales volumes due to strike action by the Workers' Union, which caused the suspension of operations in the fourth quarter, as well as lower copper prices. Gross profit before depreciation and amortization was $89 million in 2019, compared to $193 million in 2018 and $222 million in 2017.

A regulated bargaining process with the Workers' Union commenced in September 2019, and did not result in an agreement. The Workers' Union subsequently commenced strike action on October 14, 2019. Following ratification of a new three-year collective agreement, on December 5, 2019, operations resumed. In August 2019, we also signed a new three-year collective agreement with the supervisory union.

Carmen de Andacollo produced 51,600 tonnes of copper contained in concentrate in 2019, compared to 63,500 tonnes in 2018. The decrease was primarily due to the strike action in the fourth quarter resulting in approximately 9,000 tonnes of lost production. Copper cathode production was 2,400 tonnes in 2019, compared with 3,700 tonnes in 2018. Gold production of 46,800 ounces in 2019 was lower than the 59,600 ounces produced in 2018, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Copper grades are expected to continue to decline towards reserve grades in 2020 and future years. Carmen de Andacollo's production in 2020 is expected to be in the range of 57,000 to 62,000 tonnes of copper, including approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to average between 55,000 and 60,000 tonnes from 2021 to 2023. Cathode production is uncertain beyond 2020, although there is some potential to extend production.

Quebrada Blanca

Our Quebrada Blanca Operations is located in the Tarapacá Region of northern Chile. We have a 60% interest in Compañia Minera Quebrada Blanca S.A. (QBSA). The remaining 30% interests are owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% owned by ENAMI. ENAMI's 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations

Quebrada Blanca incurred a gross loss of $59 million, the same as in 2018. Quebrada Blanca's gross loss before depreciation and amortization was $18 million in 2019, compared to a profit of $26 million in 2018 and $50 million in 2017.

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. Mining operations ceased in the fourth quarter of 2018 and mining equipment and personnel have been redeployed to the Quebrada Blanca Phase 2 (QB2) project, and the operation is now focused on leaching the dump material and secondary extraction.

Quebrada Blanca produced 21,100 tonnes of copper cathode in 2019, compared to 25,500 tonnes in 2018.

Cathode production is expected to continue until late 2020 at declining production rates. We expect production of approximately 7,000 to 8,000 tonnes of copper cathode in 2020.

In the fourth quarter of 2019, a US$15 million inventory write-down was recorded due to higher expected unit costs as cathode production declines. We also recorded a pre-tax asset impairment charge of US$23 million related to remaining assets of the cathode operations.

18 Teck 2019 Annual Report

Quebrada Blanca Phase 2

The QB2 project is one of the world's largest undeveloped copper resources. QB2 is expected to have low operating costs, an initial mine life of 28 years and significant potential for further growth.

On March 29, 2019, we closed a transaction where SMM/SC subscribed for a 30% indirect interest in QBSA, which owns the QB2 copper development. SMM/SC contributed $1.3 billion (US$966 million) to QBSA on closing of the transaction and a further $444 million (US$336 million) over the remainder of 2019, including $38 million for interest on the loan advances during 2019.

In the fourth quarter of 2019, we closed the US$2.5 billion limited recourse project financing to fund the development of QB2. With funding from the project financing and the partnering transaction with SMM/SC, our first contributions to the project are not expected until early 2021.

There are currently over 7,500 people actively working across the six major construction areas on the project, with all major contractors progressing in the field. With earthworks and concrete well advanced, the project has commenced steel erection and the placement of mechanical equipment including the first grinding mill. In addition, construction of the tailings dam facility and pipelines is progressing. Although the project continues to target first production in the fourth quarter of 2021 with ramp-up to full production expected during 2022, there have been delays in the schedule primarily due to permitting and social unrest in Chile, which will also affect the cost. A new baseline schedule is being developed in conjunction with an updated capital cost estimate for the first quarter of 2020.

Project development expenditures in 2019 were approximately US$920 million, with approximately an additional US$2.0 billion of capital commitments as at December 31, 2019. Engineering, contracting and procurement activities are all over 95% complete. The development of the project is based on a technical report that is compliant with National Instrument (NI) 43-101.

Drilling and engineering studies for the QB3 project are ongoing. In support of our cost reduction program, we are delaying the start of the prefeasibility study and will continue with targeted development trade-off analysis. The project continues to explore opportunities to more than double the production capacity in order to leverage the extensive resources beyond QB2.

Other Copper Projects

Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna projects, is owned 50% by Teck and 50% by Newmont Corporation. In 2019, our NuevaUnión joint venture continued to advance its feasibility study, which will be completed during the first quarter of 2020. The partners agreed to defer submission of the Environmental Impact Assessment (EIA) from the previously announced fourth quarter of 2019 time frame. Work in 2020 will focus on a review of study results and assessment of optimization opportunities.

Teck and our partners continue to advance the development of five substantial base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, collectively referred to as the Project Satellite assets. Work in 2020 at Zafranal will focus on advancing permitting efforts, whereas San Nicolás and Galore Creek efforts will be focused on advancing prefeasibility study work and associated environmental and social baseline studies.

As a result of current market conditions and our focus on optimization work, expenditures on NuevaUnión and the Satellite assets are expected to be significantly reduced in 2020. Our 2019 capital expenditures for the Satellite assets were $78 million and funding to NuevaUnión, which is accounted for as an equity investment, was $67 million. Capital expenditures in 2020 for the Satellite assets are expected to be $38 million and funding to NuevaUnión is expected to be $17 million.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$2.72 per pound in 2019, down from US$2.96 per pound in 2018.

Copper stocks on the LME rose by 10% to 145,700 tonnes in 2019, while copper stocks on the Shanghai Futures Exchange rose by 4% to 123,600 tonnes and COMEX warehouse stocks fell 63% to 31,100 tonnes. Combined exchange

Management's Discussion and Analysis 19

stocks decreased by 30,900 tonnes during 2019 and ended the year at 304,900 tonnes, the lowest exchange stock level since December 2014. We estimate total reported global stocks, including producer, consumer, merchant, bonded and terminal stocks, stood at an estimated 20.3 days of global consumption versus the 25-year average of 30.2 days. In 2019, global copper mine production fell 0.1% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 20.8 million tonnes. Wood Mackenzie is forecasting a 1.0% increase in global mine production in 2020 to 21.0 million tonnes. Copper scrap availability decreased in 2019 as imports of scrap and unrefined copper into China, including blister and anode, were down 9% year over year to December 2019. Wood Mackenzie estimates that global refined copper production grew 0.5% in 2019, while global refined copper demand remained unchanged from 2018. They are projecting that refined cathode production will increase 2.1% in 2020, reaching 24.0 million tonnes. Fundamentals for copper demand are expected to improve over the coming year. Wood Mackenzie forecasts that global copper cathode demand will also increase by 1.8% in 2020, reaching 24.0 million tonnes, suggesting the refined copper market will be relatively balanced in  2020.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines. Gross profit in 2019 was $696 million, lower than $864 million in 2018, primarily due to lower zinc and lead prices, and higher smelter processing charges as a result of higher benchmark treatment charges. Red Dog's gross profit before depreciation and amortization in 2019 was $837 million, compared with $990 million in 2018 and $971 million in 2017.

In 2019, zinc production at Red Dog was 552,400 tonnes, lower than 583,200 tonnes produced in 2018, primarily due to lower throughput and zinc grades. Lead production in 2019 of 102,800 tonnes was slightly higher than 98,400 tonnes in 2018.

Construction progressed on the US$135 million mill upgrade project called VIP2, with planned start-up on schedule for the first quarter of 2020. The project, which started construction in late 2017, is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore. We are also realizing additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21™ innovation-driven business transformation program.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement between Teck and NANA Regional Corporation, Inc. (NANA) governing the Red Dog mine, we pay a royalty on net proceeds of production each quarter. This royalty increases by 5% every fifth year to a maximum of 50%. The most recent increase occurred in October 2017, bringing the royalty to 35% from 30%. The NANA royalty charge in 2019 was US$231 million, compared with US$252 million in 2018. NANA has advised us that it ultimately shares approximately 60% of this royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act*.

Red Dog's production of contained metal in 2020 is expected to be in the range of 500,000 to 535,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2021 to 2023, Red Dog's production of contained metal is expected to be in the range of 500,000 to 540,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead per year.

We are implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at Red Dog Operations. The frequency of extreme weather events has been increasing and these projects are aimed at ensuring that we can continue to optimize the asset and avoid any potential constraints on production in the future.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $86 million in 2019, in comparison to a gross profit of $16 million in 2018. The decline in gross profit is primarily due to contracted increases in electricity costs following the sale of the Waneta Dam in July 2018, historically low treatment charges in the first half of 2019, as well as an electrical equipment failure in one of four rectifiers at the zinc refinery in August 2019. Repairs to the rectifier were completed at the end of November, ahead of schedule, at a cost of $6 million. Trail Operations' gross profit before depreciation and amortization was nil in 2019, compared with $91 million in 2018 and $209 million in 2017.

Refined zinc production in 2019 was 287,400 tonnes, compared with 302,900 tonnes in 2018. The decline in refined zinc production was primarily due to the electrical equipment failure. Refined lead production in 2019 was 69,000 tonnes, compared with 61,000 tonnes in 2018. Silver production rose to 14.0 million ounces in 2019 from 11.6 million ounces in 2018 due to higher silver contained in purchased concentrates.

Our recycling process treated 41,000 tonnes of material during the year, and we plan to treat about 46,500 tonnes in 2020. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

Trail Operations completed the installation of a second new acid plant in the second quarter of 2019 at a total investment of $174 million since construction began in the first quarter of 2017. The new plant will significantly improve operating reliability and flexibility, reducing downtime and maintenance costs.

In 2020, we expect Trail Operations to produce 305,000 to 315,000 tonnes of refined zinc, and approximately 60,000 to 70,000 tonnes of refined lead. Zinc production from 2021 to 2023 is expected to increase slightly to 310,000 to 315,000 tonnes per year, while annual lead production is expected to remain similar at 65,000 to 70,000 tonnes.

Pend Oreille

Pend Oreille mine, located in Washington state, suspended mining and concentrate production on July 31, 2019, due to the exhaustion of its current reserves. The mine has been placed on care and maintenance.

Zinc production for 2019 was 19,400 tonnes, lower than 29,700 tonnes in 2018 and 33,100 tonnes in 2017, as a result of the suspension of operations. The suspension of concentrate production at Pend Oreille has not had a significant impact on our Trail Operations.

Markets

Zinc prices on the London Metals Exchange (LME) averaged US$1.16 per pound for the year, lower than US$1.33 per pound in 2018.

Zinc stocks on the LME fell by 78,100 tonnes in 2019, a 60% decline from 2018 levels, finishing the year at 51,200 tonnes, the lowest LME stock levels since early 2008. Stocks held on the Shanghai Futures Exchange (SHFE) rose 7,900 tonnes in 2019, a 40% increase from historically low levels at the end of 2018. SHFE stocks finished the year at 28,000 tonnes, the second consecutive year SHFE zinc stocks ended below 30,000 tonnes, levels not seen since the start of SHFE zinc stock reporting in 2007. We estimate total reported global stocks, which include producer, consumer, merchant, bonded and terminal stocks, fell by approximately 45,500 tonnes in 2019 to 640,000 tonnes at year-end, representing an estimated 17 days of global demand, compared to the 25-year average of 40 days.

In 2019, global zinc mine production increased 3.1% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 13.3 million tonnes. Wood Mackenzie expects global zinc mine production to grow to 14.0 million tonnes in 2020, largely attributable to several new mines that are expecting to reach full production in 2020, following ramp-up in 2019.

Wood Mackenzie estimates that the global zinc metal market remained in deficit in 2019, recording a shortfall of 0.5 million tonnes. Global refined zinc demand was lower at 14.0 million tonnes, an estimated drop of 1.1% from 2018.

Wood Mackenzie estimates that global refined zinc production increased 1.9% in 2019, with refined production reaching 13.5 million tonnes. They also estimate that refined zinc production will see a 5.2% increase in 2020 over 2019 levels, to 14.2 million tonnes. With global metal demand forecast to grow 1.0% to 14.2 million tonnes, the refined metal market is expected to be relatively balanced in 2020. The combination of current low zinc prices and elevated treatment and refining charges, which represent the miners' contribution to smelters for converting zinc concentrates in zinc metal, is proving challenging especially for higher cost miners.

22 Teck 2019 Annual Report

Management's Discussion and Analysis 23

Outlook We expect zinc in concentrate production in 2020, including co-product zinc production from our copper business unit, to be in the range of 600,000 to 640,000 tonnes. We expect lead production in 2020 from Red Dog to be in the range of 95,000 to 100,000 tonnes. In 2020, we expect our zinc total cash unit costs to be in the range of US$0.55 to US$0.60 per pound before margins for by-products and net cash unit costs to be US$0.40 to US$0.45 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs at Red Dog are expected to increase in 2020, primarily due to lower production and increased smelter processing charges for both zinc and lead, as well as lower expected by-product prices. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal patterns, with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters. For the 2021 to 2023 period, we expect total zinc in concentrate production to be in the range of 590,000 to 640,000 tonnes.  Energy Our energy business unit includes a 21.3% interest in the Fort Hills oil sands mine, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area. All these assets are located in the Athabasca oil sands region of northeastern Alberta. Our share of production at the Fort Hills oil sands mine was 12.3 million bitumen barrels in 2019. In 2019, our energy business unit accounted for 8% of revenue and 3% of our gross profit before depreciation and amortization.

production continues to be lower than design capacity due to the Government of Alberta mandatory production curtailments that came into effect on January 1, 2019, which are expected to continue until December 31, 2020. The effect of the curtailments was partially offset by the purchase of 1,502 barrels per day of curtailment credits from other producers during the year. Adjusted operating costs were $29.24 per barrel in 2019, compared to $32.89 per barrel in 2018, reflecting the effect of higher volumes year over year. In the fourth quarter of 2019, we recorded a non-cash pre-tax impairment of our interest in Fort Hills of $1.24 billion as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices. The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital. Fort Hills continues to assess the potential to debottleneck and expand its production capacity. The focus on debottlenecking opportunities will be on those that would require minimal or no capital expenditure. This, along with longer-term opportunities, has the potential to increase Fort Hills’ production capacity by up to 20,000 to 40,000 barrels per day of bitumen on a 100% basis. Our share of Fort Hills’ capital expenditures in 2019 was $165 million, primarily related to tailings infrastructure projects.

Exploration Throughout 2019, we conducted exploration around our existing operations and globally through our six regional offices. Expenditures for the year of $67 million were focused on copper, zinc and gold. Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects. In 2019, we drilled 80 kilometres in 10 drill programs across five coal operations in the Elk Valley. Early stage copper exploration continued to focus primarily on advancing porphyry-style projects in Chile, Peru and the United States in 2019. In addition, significant exploration was carried out in and around our existing operations and advanced projects, including approximately 17 kilometres at QB2 and QB3, where we continue to define mineralization beneath and to the east of the current resource. In 2020, we plan to drill several early stage copper projects, and we will continue to explore around our existing operations and advanced projects, with a program to support QB3 studies. Zinc exploration has been concentrated in four areas: the Red Dog mine district in Alaska, western Canada, northeastern Australia, and Ireland. In Alaska, Australia and Canada, the targets are large, high-grade, sediment- hosted deposits similar to major world-class deposits. In 2019, we continued to drill on 100% state-owned lands near our Red Dog mine (completing approximately 10 kilometres), and at our Reward project (Teena Deposit) in the McArthur district of Australia (completing approximately 11 kilometres), to better define external limits and internal continuity  to mineralization. We have ongoing exploration for, and partnerships in, gold opportunities. Our current exploration efforts and drill testing for gold are primarily focused in Chile, Peru and Turkey.

Outlook In 2020, we plan to expand the projects implemented already more broadly across our operations, as appropriate, and to identify and implement additional projects to generate new value in our business. Based on the success of the initial implementation, we are targeting an additional $350 million in annualized EBITDA improvements by the end of 2020, based on commodity prices at December 31, 2019, and a further $500 million of annualized EBITDA through 2021, for a cumulative total of $1.0 billion in ongoing annualized EBITDA improvements by the end of 2021. The approach to capturing this value will be based on aligning investment with expected EBITDA improvements. Our next phase of investment is expected to require an investment of $140 million to support our value improvement targets. Individual RACE21™ projects will be evaluated and advanced based on their potential value creation merits and considered in the context of our capital allocation  framework. Our ability to achieve the expected EBITDA improvements from the RACE21™ projects depends on the projects achieving the expected production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchange rates, and various other factors.

dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso. In 2019, our loss attributable to shareholders was $605 million, or $1.08 loss per share. This compares with a profit attributable to shareholders of $3.1 billion or $5.41 per share in 2018 and $2.5 billion or $4.26 per share in 2017. The significant decrease compared to the prior year is primarily due to after-tax impairments of $2.1 billion recorded in 2019 on our interest in Fort Hills, our Frontier oil sands project, our Cardinal River Operations and the remaining assets of Quebrada Blanca. In addition, decreases in commodity prices and variances in sales volumes and exchange rates movements negatively affected our profitability in 2019. Our profit attributable to shareholders in 2018 included a gain on the sale of the Waneta Dam. Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. Our adjusted profit attributable to shareholders,1, 2 which takes these items into account, was $1.6 billion in 2019, $2.4 billion in 2018 and $2.5 billion in 2017, or $2.77, $4.13 and $4.36 per share, respectively. These items are described below and summarized in the table that follows. In 2019, we recorded non-cash pre-tax impairments of $1.2 billion on our interest in Fort Hills as a result of lower market expectations for future WCS heavy oil prices, $1.1 billion on our Frontier oil sands project as a result of our decision to withdraw the project from the regulatory review process, $289 million on our Cardinal River Operations and $31 million on our Quebrada Blanca cathode operations, both of which have short remaining mine lives. We also redeemed US$600 million of outstanding 8.5% notes due in 2024 and recorded a $224 million pre-tax charge on the transaction, of which $174 million was non-cash. This charge was partially offset by a $105 million pre-tax gain on the debt pre-payment option in the 8.5% 2024 notes up to the date of redemption. In 2018, we completed the sale of our two-thirds interest in the Waneta Dam to BC Hydro for $1.2 billion cash and recorded a pre-tax gain of $888 million, with no cash taxes payable on the transaction. We redeemed US$1.0 billion principal amount of our near-term debt maturities, reducing the outstanding balance to US$3.8 billion and recorded a $26 million pre-tax charge on the transaction. We also recorded a non-cash pre-tax asset impairment of $41 million, of which $31 million related to capitalized exploration expenditures that are not expected to be recovered, and $10 million related to Quebrada Blanca assets that would not be recovered through use because mining operations ended in the fourth quarter of 2018. In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million non-cash pre-tax reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by a non-cash pre-tax asset impairment of $44 million recorded against our Quebrada Blanca assets that will not be recovered through use. We also recorded an $82 million charge related to increased provincial tax rates in B.C., and the reduction in tax rates in the U.S. resulted in a $101 million non-cash credit to our 2017 tax expense. We incurred a $216 million pre-tax loss on the redemption of certain of our outstanding notes in 2017. The following table shows the effect of these items on our profit (loss).

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, concentrate purchases and diluent purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates, costs related to non-routine maintenance projects, and our ability to manage these costs. Production volumes mainly affect our variable operating and our distribution costs. In addition, production affects our sales volumes and, when combined with commodity prices, affects profitability and our royalty   expenses. Our cost of sales was $8.6 billion in 2019, compared with $7.9 billion in 2018 and $7.3 billion in 2017. The increase in cost of sales in 2019 compared with 2018 is partially due to Fort Hills being operational for the full year, which accounted for approximately $400 million of the increase. In addition, depreciation and amortization rose by approximately $60 million at our steelmaking coal operations and electricity costs increased by approximately $45 million at Trail Operations, following the sale of the Waneta Dam in 2018. In 2018, in our steelmaking coal business, unit cost increases were partially driven by our decision to increase mining activity to capture margin in a favourable steelmaking coal price environment. In addition, increased diesel and operating supplies costs also resulted in increased unit costs. Costs were higher at our Trail Operations due to maintenance issues, the effect of wildfires in southeast British Columbia and the increase in power costs resulting from the sale of the Waneta Dam to BC Hydro in July 2018. Cost of sales in 2018 also included costs from Fort Hills, which produced its first bitumen in January and achieved commercial production on June 1, 2018. Other Expenses  ($ in millions)2019  2018  2017  General and administration   $  161   $  142   $  1 16 Exploration  67  69  58 Research and innovation  67  35  55 Asset impairments (impairment reversal)  2,690  41  (163) Other operating expense (income)  505  (450)  230 Finance income  (48)  (33)  (17) Finance expense  266  252  229 Non-operating expense  97  52  151 Share of losses (income) of associates and joint ventures  3  3  (6)  $  3,808  $  111  $  653

The following table outlines our outstanding receivable positions, which were provisionally valued at December 31, 2019 and 2018, respectively.

	Outstanding at December 31, 2019		Outstanding at December 31, 2018	
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	65	$ 2.80	93	$ 2.70
Zinc	239	$ 1.04	208	$ 1.12

Our finance expense includes the interest expense on our debt, advances to QBSA from SMM/SC and lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense decreased in 2019, mainly due to lower outstanding debt balances. This was partially offset by an increase in interest on lease liabilities relating to the adoption of IFRS 16, Leases (IFRS 16) on January 1, 2019 and interest on advances to QBSA from SMM/SC relating to the QB2 partnering transaction. Further detail is provided in Note 10 to our 2019 audited annual consolidated financial statements.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments. In 2019, non-operating expenses included a $224 million charge on the redemption of our 8.5% notes due in 2024 and foreign exchange losses of $4 million. These charges were partially offset by a $105 million gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption and a gain of $37 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI's interest in QBSA due to the effect of changes in interest rates. In 2018, other non-operating expenses included $42 million of losses on debt prepayment options, $16 million of foreign exchange gains and a $26 million charge on debt repurchased during the year. In 2017, other non-operating expenses included $51 million of gains on debt prepayment options, $5 million of foreign exchange gains, $9 million of gains on sale of investments and a $216 million charge on debt repurchased during the year.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañia Minera Zafranal S.A.C.

Income Taxes

Provision for income and resource taxes was $120 million, or 26% of pre-tax loss. Our effective tax rate this year was significantly impacted by the asset impairment charges recorded. Excluding these charges, we would have a provision for income and resource taxes of $749 million, or 34% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher taxes in some foreign jurisdictions, and partially offset by the deferred tax recovery from the enacted Alberta income tax rate reduction. Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and cash taxes in foreign jurisdictions.

In 2019, Antamina received income tax assessments and determinations from the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) for its 2013 and 2014 taxation years, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina's tax stability agreement. Antamina intends to pursue the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest. The denial of accelerated depreciation claimed is a timing issue in our tax provision. Accordingly, we have recorded current tax expense, partially offset by a deferred tax recovery, resulting in a net $2 million total tax expense increase in 2019. If the interest and penalties were upheld, the charge to our earnings could reach $65 million (US$50 million). Antamina has paid all amounts in issue for its 2013 and 2014 taxation years. Teck's share of additional amounts that might be payable for assessments which we expect will be raised for the balance of the years in issue (2015 to 2017) is currently estimated to be $78 million (US$60 million).

36 Teck 2019 Annual Report

Financial Position and Liquidity

Our liquidity remained strong at $6.2 billion as at December 31, 2019 including $1.0 billion of cash, of which $529 million is in Chile for the development of the QB2 project. At December 31, 2019, the principal balance of our term notes was US$3.2 billion and we maintained a US$4.0 billion undrawn revolving credit facility. Based on our strong financial position, we expect to be able to maintain our operations and fund our development activities as planned.

Our outstanding debt was $4.8 billion at December 31, 2019, compared with $5.5 billion at the end of 2018 and $6.4 billion at the end of 2017. The decrease is due to the redemption during 2019 of our 8.5% notes due in 2024. In total, since September 2015, our term notes have been reduced by US$4 billion.

During 2019, we regained investment grade ratings with three major U.S. credit rating agencies. Moody's, Fitch and S&P upgraded our credit ratings to Baa3, BBB- and BBB- respectively, all with stable outlooks. In addition, DBRS upgraded our credit rating to BBB with a stable trend. As a result of regaining investment grade credit ratings, financial security requirements under various take-or-pay contracts have fallen away and we terminated $1.1 billion in letters of credit related to long-term power purchase contracts for the QB2 project and long-term transportation service agreements for our share of Fort Hills production.

Our debt positions and credit ratios are summarized in the following table:

	2019	2018	2017
Term notes face value	$ 3,209	$ 3,809	$ 4,831
Unamortized fees and discounts	(31)	(31)	(40)
Other	544	268	286
Debt (US$ in millions)	$ 3,722	$ 4,046	$ 5,077
Debt (CAD$ equivalent)[1] (A)	$ 4,834	$ 5,519	$ 6,369
Less cash balances	(1,026)	(1,734)	(952)
Net debt[2] (B)	$ 3,808	$ 3,785	$ 5,417
Equity (C)	$ 22,074	$ 23,018	$ 19,993
Debt to debt-plus-equity ratio[2] (A/(A+C))	18%	19%	24%
Net debt to net-debt-plus-equity ratio[2] (B/(B+C))	15%	14%	21%
Debt to EBITDA ratio[2][3]	3.6x	0.9x	1.1x
Net debt to EBITDA ratio[2][3]	2.8x	0.6x	1.0x
Average interest rate	5.6%	6.1%	5.7%

Notes:
(1) Translated at year-end exchange rates.
(2) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(3) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for reconciliation.

At December 31, 2019, the weighted average maturity of our term notes is approximately 17 years and the weighted average coupon rate is approximately 5.6%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$4.0 billion is currently available. Further information about our liquidity and associated risks is outlined in Notes 29 and 31 to our 2019 audited annual consolidated financial statements.

Cash flow from operations was $3.5 billion in 2019. Our cash position decreased from $1.7 billion at the end of 2018 to $1.0 billion at December 31, 2019. Significant outflows included $2.8 billion of capital expenditures, $680 million of capitalized stripping costs, $835 million to purchase and cancel US$600 million of notes, $111 million on returns to shareholders through dividends, $661 million on share buybacks and $386 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2019 included $938 million of advances from SMM/SC on closing of the QB2 partnering transaction and $797 million of equity contributions from SMM/SC.

Management's Discussion and Analysis 37

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion committed revolving credit facility, which was undrawn at December 31, 2019. The maturity date of this facility was extended during 2019 to November 2024. With our return to investment grade credit ratings during the year, the US$600 million revolving credit facility maturing November 2021 was terminated. During the fourth quarter of 2019, the US$2.5 billion limited recourse project financing to fund the development of QB2 closed. With funding from the project financing and the partnering transaction with SMM/SC, our next contributions to project capital are not expected until early 2021. Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio1, 2 not to exceed 60%. That ratio was 15% at December 31, 2019. In addition to our primary revolving committed credit facility, we maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, stand-alone letters of credit and surety bonds, all primarily to support our future reclamation obligations. At December 31, 2019, we had $1.6 billion of letters of credit issued on the $1.9 billion of bilateral credit facilities that we have. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $453 million outstanding as at December 31, 2019, which were not issued under a credit facility. We also had surety bonds of $450 million outstanding as at December 31, 2019 to support our current and future reclamation  obligations. Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement.

their respective interests in the Series A shares of QBSA. We have provided security in the form of QBSA's assets, which consist primarily of QB2 project assets. At December 31, 2019, the facility was undrawn.

In 2019, we redeemed US$600 million of our 8.5% notes that were due in 2024 for US$638 million of cash, which included the premium paid on redemption. We recorded a pre-tax charge of $224 million on the redemption, of which $174 million was non-cash.

In 2018, we redeemed US$1.0 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.50% notes due January 2021, US$471 million of 4.75% notes due 2022 and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.01 billion. We recorded a pre-tax accounting charge of $26 million ($19 million after tax) in non-operating income (expense) in connection with these purchases.

Debt interest and finance charges paid during 2019 were $386 million compared with $430 million in 2018, primarily as a result of lower outstanding debt balances.

During 2019, we paid $111 million in respect of our regular annual base dividend of $0.20 per share.

In 2019, we purchased and cancelled approximately 24.4 million Class B subordinate voting shares at a cost of $654 million under our normal course issuer bids. Our current normal course issuer bid allows us to purchase up to 40 million Class B subordinate voting shares during the period starting October 28, 2019 and ending October 27, 2020. As of February 26, 2020, we have purchased approximately 6.9 million shares under the current normal course issuer bid for $148 million, all of which were purchased and cancelled in 2019.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. All repurchased shares will be cancelled. During Teck's prior normal course issuer bid, which commenced on October 10, 2018 and ended October 9, 2019, Teck purchased 22,466,152 Class B subordinate voting shares on the open market at a volume-weighted average price of $28.69 per Class B subordinate voting share. Shareholders may obtain a copy of Teck's normal course issuer bid notice by contacting our Corporate Secretary.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2019				2018			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 2,655	$ 3,035	$ 3,138	$ 3,106	$ 3,247	$ 3,209	$ 3,016	$ 3,092
Gross profit	460	787	1,051	1,042	1,011	1,009	1,241	1,360
EBITDA (loss)[1][2]	(1,884)	1,032	808	1,396	1,152	2,064	1,403	1,555
Profit (loss) attributable to shareholders	(1,835)	369	231	630	433	1,281	634	759
Basic earnings (loss) per share	$ (3.33)	$ 0.66	$ 0.41	$ 1.11	$ 0.75	$ 2.23	$ 1.10	$ 1.32
Diluted earnings (loss) per share	$ (3.33)	$ 0.66	$ 0.41	$ 1.10	$ 0.75	$ 2.20	$ 1.09	$ 1.30
Cash flow from operations	$ 782	$ 1,062	$ 1,120	$ 520	$ 1,337	$ 877	$ 1,105	$ 1,119

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

Gross profit in the fourth quarter from our steelmaking coal business unit was $241 million, compared with $819 million a year ago. Gross profit before depreciation and amortization for our steelmaking coal business unit in the fourth quarter declined by $552 million compared to a year ago, primarily due to a US$60 per tonne decrease in steelmaking coal prices, which reduced revenue and resulted in inventory write-downs of $28 million, and partially due to lower sales volumes.

40 Teck 2019 Annual Report

Sales volumes for steelmaking coal of 6.3 million tonnes in the fourth quarter were 5% lower than the same period a year ago. Our sales in the fourth quarter were affected by several delayed vessel arrivals, primarily due to rough Pacific sea conditions, and lower Ridley Terminals port performance towards the end of December, with challenging weather and operational issues.

Gross profit from our copper business unit was $130 million in the fourth quarter, compared with $138 million a year ago. Gross profit before depreciation and amortization from our copper business unit decreased by $20 million, compared with a year ago due to lower prices for copper, reduced by-product contributions from molybdenum and zinc due to lower prices and reduced sales volumes, and the impact of the labour strike at Carmen de Andacollo. These items were partially offset by increased production from Highland Valley Copper, reduced unit operating costs and lower inventory write-downs compared to the same period last year.

Copper production in the fourth quarter decreased by 3% from a year ago primarily due to the labour action at Carmen de Andacollo. The strike caused the suspension of operations between October 14 and December 5, 2019, resulting in approximately 9,000 tonnes of lost production. This was offset by higher production from Highland Valley Copper as a result of higher copper grades and recoveries. Our total cash unit costs before by-product credits in the fourth quarter decreased by US$0.18 per pound to US$1.58 per pound due to a greater proportion of production from Highland Valley Copper compared to a year ago. Lower molybdenum and zinc sales volumes and prices resulted in substantially lower by-product credits. As a result, net cash unit costs after by-product credits of US$1.34 per pound compared with US$1.28 per pound in the fourth quarter last year.

Gross profit from our zinc business unit was $120 million in the fourth quarter, compared with $206 million a year ago. Gross profit before depreciation and amortization from our zinc business unit decreased by $93 million compared with a year ago due to lower zinc prices, higher treatment charges and reduced refined zinc volumes from Trail Operations. The electrical equipment failure contributed to a 10% reduction in zinc production and negatively affected profit at Trail Operations in the fourth quarter.

At Red Dog, zinc and lead production in the fourth quarter declined by 18% and 2%, respectively, compared to a year ago. The lower production was mainly due to reduced mill throughput as a result of planned mill shutdowns related to work to increase the installed power of the SAG mill motors as part of the ongoing VIP2 mill enhancement project. At our Trail Operations, production of refined zinc was 10% lower than a year ago as a result of the electrical equipment failure in the zinc refinery earlier this year, while lead production increased to 17,000 tonnes compared with 10,000 tonnes last year. Lead production was higher this year due to the planned major maintenance shutdown of the KIVCET smelter, which affected lead production in the same period last year.

We incurred a gross loss of $31 million from our energy business unit in the fourth quarter compared with $152 million a year ago. Gross profit before depreciation and amortization from our energy business increased by $129 million from a loss of $126 million a year ago primarily due to higher realized prices offset slightly by lower sales volumes. Despite the Government of Alberta's mandatory production curtailments being in place throughout 2019, both production and unit operating costs remained within our annual guidance for the year.

Realized prices and operating results for our energy business unit in the fourth quarter of 2018 were significantly affected by a material decline in global benchmark crude oil prices and the widening of Canadian heavy blend differentials for WCS. As a result, we recorded inventory write-downs of approximately $34 million during the fourth quarter of 2018. In addition, the Government of Alberta announced mandatory production curtailments that came into effect on January 1, 2019.

In the fourth quarter, we had a loss attributable to shareholders of $1.8 billion, or $3.33 loss per share, compared with profit attributable to shareholders of $433 million, or $0.75 per share in the same period last year.

Cash flow from operations was $782 million in the fourth quarter, compared to $1.3 billion a year ago, reflecting a substantial decline in steelmaking coal prices in the fourth quarter of 2019. During the fourth quarter, changes in working capital items provided a source of cash of $210 million compared with $436 million a year ago. In the fourth quarter of each year, we typically realize a substantial source of cash from working capital decreases due to the seasonality of sales at our Red Dog Operations. Changes to working capital in the fourth quarter last year were higher than normal due to the timing of sales and cash receipts from our steelmaking coal operations.

Management's Discussion and Analysis 41

Outlook The sales of our products are denominated in U.S. dollars while a significant portion of our expenses is incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices. Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2019, $3.0 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit. Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt. Further, we believe the long-term supply and demand balance for our products is  favourable. We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty has had a significant negative effect on the prices for our products this year. The extent and duration of impacts that the Coronavirus may have on the demand and prices for our commodities, on our suppliers and employees, and on global financial markets is not known at this time, but could be material. We are monitoring developments in order to be in a position to take appropriate  action.

Production Guidance The table below shows our share of production of our principal products for 2019, our guidance for production in 2020 and our guidance for production for the following three years.

Capital Expenditure Guidance

The table below reports our capital expenditures for 2019 and our guidance for capital expenditures in 2020.

(Teck's share in $ millions)	2019	2020 Guidance
Sustaining		
Steelmaking coal[3]	$ 403	$ 475
Copper	184	175
Zinc	138	160
Energy	45	100
Corporate	16	10
	$ 786	$ 920
Major Enhancement		
Steelmaking coal[3]	$ 347	$ 530
Copper	46	50
Zinc	90	15
Energy	105	50
RACE21™[2]	6	85
	$ 594	$ 730
New Mine Development		
Copper[4]	$ 115	$ 50
Zinc	32	5
Energy	41	25
	$ 188	$ 80
Total		
Steelmaking coal	$ 750	$ 1,005
Copper	345	275
Zinc	260	180
Energy	191	175
Corporate	16	10
RACE21™[2]	6	85
	$ 1,568	$ 1,730
QB2 capital expenditures	1,220	2,420
Total before SMM/SC contributions	$ 2,788	$ 4,150
Estimated SMM/SC contributions to capital expenditures[5]	(1,035)	(660)
Estimated QB2 project financing draw	-	(1,760)
Total Teck spend	$ 1,753	$ 1,730

Notes:
(1) Steelmaking coal sustaining capital includes Teck's share of water treatment capital of $290 million in 2020. 2019 includes $176 million of water treatment capital.
(2) RACE21™ capital expenditures for 2020 include $65 million relating to steelmaking coal, $5 million relating to copper, $5 million relating to zinc and the remainder relating to corporate projects. We also expect to spend approximately $70 million on RACE21™ for research and innovation expenses and intangible assets in 2020.
(3) Steelmaking coal major enhancement capital guidance includes $390 million relating to the facility upgrade at Neptune Bulk Terminals.
(4) Copper new mine development guidance for 2020 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
(5) Total SMM/SC contributions were $1.7 billion.

46 Teck 2019 Annual Report

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)	2019	2020 Guidance
Capitalized Stripping		
Steelmaking coal	$ 443	$ 370
Copper	192	200
Zinc	45	55
	$ 680	$ 625

Other Information

Carbon Pricing Policies and Associated Costs

Across our operations, the most significant carbon pricing action has taken place in Canada. In 2019, British Columbia increased its existing carbon tax to $40 per tonne of carbon dioxide-equivalent (CO_2e). The B.C. carbon tax is expected to continue to increase by $5 per tonne of CO_2e per year until reaching $50 per tonne of CO_2e. In 2019, British Columbia also implemented the CleanBC Program for Industry to address impacts to emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided. In April 2019, the Government of Canada introduced the *Greenhouse Gas Pollution Pricing Act*, which establishes a federal carbon levy for any province or territory that has not implemented a compliant carbon-pricing regime. Federal carbon tax rates began at $20 per tonne of CO_2e in 2019, increasing $10 per year to $50 per tonne of CO_2e by 2022. Alberta repealed its *Climate Leadership Act* effective as of May 29, 2019 and, as a result, became subject to the *Greenhouse Gas Pollution Pricing Act* as of January 1, 2020. B.C.'s *Carbon Tax Act* is considered substantially similar to the federal requirements; therefore, B.C. will not be subject to the *Greenhouse Gas Pollution Pricing Act*. In addition, Alberta's Carbon Competitiveness Incentive Regulation was replaced by Alberta's Technology, Innovation and Emissions Reduction system as of January 1, 2020. This is an industry-specific carbon pricing policy requiring large emitters, and other facilities that have opted in, to reduce their emissions intensity below a prescribed level, or to purchase emissions credits in concert with or as an alternative to physical abatement, with significant penalties for failure to achieve compliance.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations, which seek to reduce greenhouse gas emissions, will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains highly uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck's direct greenhouse gas emissions attributable to our operations for 2019 are estimated to be approximately 3.3 million tonnes (CO_2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2019 sales volumes, emissions from the use of our steelmaking coal would have been approximately 73 million tonnes of CO_2.

For 2019, our B.C.-based operations incurred $72.8 million in British Columbia provincial carbon tax, and our Cardinal River Operations in Alberta paid $0.8 million in carbon costs, primarily from our use of coal, diesel fuel and natural gas. As a result of the CleanBC Program for Industry, in late 2019 we received back $5.4 million of the $58.8 million we paid under the British Columbia provincial carbon tax in 2018 and anticipate that we will receive a similar portion of our 2019 expenditures back in late 2020. We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

We will continue to assess the potential implications of the updated policies on our operations and projects.

Management's Discussion and Analysis 47

Financial Instruments and Derivatives We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable equity and debt securities, commodity swap contracts, metal-related forward contracts, settlement receivables and payables, and gold stream and silver stream embedded derivatives. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 29 to our 2019 audited annual consolidated financial statements. Areas of Judgment and Critical Accounting Estimates In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2019 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. a)  Areas of Judgment Assessment of Impairment Indicators Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment   or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider  in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results. As at December 31, 2019, as a result of lower market expectations for WCS heavy oil prices, we reviewed our energy assets for impairment. For our interest in Fort Hills, we determined that the reduction in WCS heavy oil prices was an indicator of impairment under the requirements of IAS 36, Impairment of Assets and accordingly, we performed an impairment test, as outlined below. The remainder of our energy assets are oil sands properties, the most significant of which is our Frontier oil sands project. These assets are considered exploration and evaluation assets and accordingly, our assessment of impairment indicators is performed under the requirements of IFRS 6, Exploration for and Evaluation of Mineral Resources. We determined that our withdrawal of our Frontier oil sands property from the regulatory review process was an indicator of impairment and consequently, we recorded an impairment of Frontier as at December 31, 2019, as outlined below. Refer to the impairment testing section below for further detail on our assessment of impairment indicators in 2019 and 2018.
 Property, Plant and Equipment — Determination of Available for Use Date Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. At that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to,  design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. Fort Hills produced first oil in January 2018 and was considered available for use as at June 1, 2018. When concluding that these assets were available for use at June 1, 2018, we considered whether all three secondary extraction trains were running as expected, whether the production and product quality were consistent with expectations, and the status of asset commissioning. We have included the operating results for Fort Hills in our consolidated statements of income from that date  forward. Joint Arrangements We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities  of each arrangement and determine which activities most significantly affect the returns of the arrangement over its   life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the Board of Directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement. If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties    and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances   have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our 2018 audited annual consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provisions of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership  interests.

buyer when the contracts came into effect at Antamina and Carmen de Andacollo, respectively. Therefore, we consider these arrangements a disposition of a mineral interest. Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources. We recognize the amount of consideration related to refining, mining and delivery services as the work is performed. Deferred Tax Assets and Liabilities Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to  profit. b)  Sources of Estimation Uncertainty  Impairment Testing When impairment testing is required, discounted cash flow models are used to determine the recoverable amount   of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets. We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use. Asset Impairments and Impairment Reversals  ($ in millions)  2019  2018  Steelmaking coal CGU   $  289   $  –Fort Hills CGU  1 ,241  –Frontier Oil Sands Project  1 ,129  41 Other  31  41 Total  $  2,690  $  41   Steelmaking Coal CGU In 2019, we announced that we would not proceed with the MacKenzie Redcap extension at our Cardinal River Operations and that the operation will close in the second half of 2020. As a result of this decision and the short remaining mine   life of Cardinal River, combined with a reduction in short-term steelmaking coal prices, we recorded a pre-tax impairment of $289 million (after-tax $184 million) as at December 31, 2019. In 2018, there were no indicators of impairment or impairment reversal relating to our steelmaking coal CGU. We performed our annual goodwill impairment testing for the steelmaking coal CGU as at October 31, 2018 and did not identify any impairments. Fort Hills CGU During the year ended December 31, 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in the Fort Hills CGU. The estimated post-tax recoverable amount of Fort Hills of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future WCS heavy oil prices. The impairment was determined using the key assumptions noted below. Sensitivity Analysis The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. In isolation, a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $135 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $50 million. A 25-basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $110 million. Frontier Oil Sands Project During the year ended, December 31, 2019 we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. We have written down the full carrying value of our interest in the Frontier oil sands project. Other During the year ended December 31, 2019, we recorded other asset impairments of $31 million related to Quebrada Blanca and the short remaining life of the cathode  operation. During the year ended December 31, 2018, we recorded other asset impairments of $41 million, of which $31 million was related to capitalized exploration expenditures that are not expected to be recovered and $10 million was related to Quebrada Blanca assets that would not be recovered through use. Annual Goodwill Impairment Testing In 2019, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described as follows.

Key Assumptions

The following are the key assumptions used in our impairment testing calculations during the years ended December 31, 2019 and 2018:

	2019	2018
Steelmaking coal prices	**Current price used in initial year, increased to a long-term price in 2024 of US$150 per tonne**	Current price used in initial year, decreased to a long-term price in 2023 of US$150 per tonne
Copper prices	**Current price used in initial year, increased to a long-term price in 2024 of US$3.00 per pound**	Current price used in initial year, increased to a long-term price in 2023 of US$3.00 per pound
WCS oil prices	**Current price used in initial year, increased to a long-term price in 2024 of US$50 per barrel**	N/A
Discount rate	**5.4%–6.0%**	6.0%
Long-term foreign exchange rate	**1 U.S. to 1.30 Canadian dollars**	1 U.S. to 1.25 Canadian dollars
Inflation rate	**2%**	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for our interest in the Fort Hills mining and processing operation. For the year ended December 31, 2019, we used a discount rate of 6.0% real, 8.1% nominal post-tax (2018 — 6.0% real, 8.1% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2019, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed in the year ended December 31, 2019.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral and oil production is included in projected cash flows based on mineral and oil reserve and resource estimates, and on exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

52 Teck 2019 Annual Report

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2019 and 2018, we have applied the FVLCD basis.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101 — Standards of Disclosure for Mineral Projects and National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by, or under the supervision of, appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of the settlement of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income, and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 23(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities including costs associated with the management of water and water quality in and around each closed site. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. The DRP requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the cost associated with the management of water and water quality in and around each closed site includes assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Management's Discussion and Analysis 53

Deferred Tax Assets and Liabilities Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision    and a corresponding credit or charge to   profit. Adoption of New Accounting Standards and Accounting Developments Adoption of New Accounting Standards Effective January 1, 2019, we adopted IFRS 16 and IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The effect of adoption of these new pronouncements is outlined below and in more detail in Note 33 to our audited annual consolidated financial statements as at December 31, 2019. Leases We adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and   have not restated comparative information. We recorded right-of-use assets of $280 million within property, plant   and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. These right-of-use assets related to lease liabilities continue to be recorded in property, plant and equipment. We recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities recognized on the transition was recorded as a $43 million retained earnings adjustment on January 1, 2019. IFRS 16 eliminates the classification of leases as either operating or finance leases for a lessee, and all leases will be recorded on the balance sheet for the lessee. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a  lease. We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease  term. Uncertainty over Tax Treatments We adopted IFRIC 23 on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures. Outstanding Share Data As at February 26, 2020, there were approximately 539.5 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.1 million employee stock options outstanding, with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments, and the terms of their conversion, is set out in Note 24 to our 2019 audited annual consolidated financial statements.  Contractual and Other Obligations

Management’s Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2019, our internal control over financial reporting was  effective. The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial  statements.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. Debt to EBITDA ratio: Debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the 12 months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt. Net debt to EBITDA ratio: Net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator. Net debt to capitalization ratio: Net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

Copper Unit Cost Reconciliation

(1)  Calculated per unit amounts may differ due to rounding. (2)  Fort Hills financial results included from June 1, 2018. (3)  Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar. (4)  Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: corporate strategy; production, sales, unit costs and other cost guidance, expectations and forecasts for our products, business units and individual operations and our expectation that we will meet that guidance; expectations relating to the closure of Cardinal River and the timing thereof, including the statement that lost production is expected to be made up by our Elkview Operations; Elk Valley Water Quality Plan spending guidance, including projected 2020 capital spending and other capital spending guidance; timing of construction and completion of our proposed AWTFs and SRFs and expected treatment capacity thereof; our expectations regarding our water treatment capacity in the future; expectations regarding operating costs associated with water treatment; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; timing of discussions in respect of potential charges under the Fisheries Act; anticipated benefits of our new long-term rail agreement with CN; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing thereof; planned outages at Neptune Bulk Terminals including the expected frequency, length and benefits thereof; anticipated benefits of our expanded commercial agreement with Ridley Terminals; anticipated global and regional supply, demand and market outlook for our commodities; assumptions relating to future market prices of our commodities and future exchange rates; anticipated future production at our business units, products and individual operations (including our long-term production guidance); sales forecasts for our products and operations; all guidance and forecasts appearing in this document including but not limited to the production, sales, unit cost, capital expenditure, cost reduction and other guidance, forecasts or expectations under the headings "Outlook" and "Guidance"; mine lives and duration of operations at our various mines and operations; our ability to extend the lives of certain mines and to increase production to offset the closure of other operations; expectations regarding the plant expansion project at our Elkview Operations and the timing thereof; planned plant outages at their effects on our production; expectations regarding the Quebrada Blanca Phase 2 project, including expectations regarding capacity, mine life and potential for growth of mine life, reserve and resources, operating costs, projected expenditures, timing of contributions, project financing and first and full production and the statement that the project continues to support opportunities to more than double production capacity; the timing for an updated capital estimate in respect of QB2; expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; the potential to debottleneck at Fort Hills and expand production capacity and potential to increase Fort Hills production generally; the effect and duration of production curtailment measures imposed by the Government of Alberta; our plans to continue to explore and evaluate our oil sands development properties; plans relating to tailings and water-related projects at Red Dog and their expected benefits; exploration activities in 2020; expected annualized EBITDA improvements and other benefits that will be generated from our RACE21™ innovation-driven efficiency program and the associated implementation costs and timing; our intention to implement certain RACE21™ programs more broadly across other operations and to identify and implement additional RACE21™ projects; the impact of the Coronavirus; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; the availability of our credit facilities, sources of liquidity and capital resources; our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; our expectations that we will be able to maintain our operations and fund our development activities as planned; estimates and expectations regarding our decommissioning and restoration requirements; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading "Commodity Prices and Sensitivities"; targeted cost reduction amounts and timing; expectations regarding carbon legislation and climate change regulations; and the impact of certain accounting initiatives and estimates.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading "Management's Discussion and Analysis — Steelmaking Coal — Elk Valley Water Quality Management". Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study. Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include footnotes with further assumptions relating to our guidance. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Our anticipated RACE21™ related EBITDA improvements and associated costs assume that the relevant projects are implemented in accordance with our plans and budget and that the relevant projects will achieve the expected production and operating results, and are based on current commodity price assumptions and forecast sale volumes. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather

66 Teck 2019 Annual Report

Management's Discussion and Analysis 67

conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectation. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Management’s Discussion and Analysis — Steelmaking Coal — Elk Valley Water Quality Management”. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and    our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. Scientific and technical information in this Management Discussion and Analysis regarding our coal properties was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this Management Discussion and Analysis regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

Management’s Responsibility for Financial Reporting Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee. Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework. The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm. Donald R. Lindsay President and Chief Executive Officer Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer February 26, 2020   Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Teck Resources Limited  Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Change in Accounting Principle As discussed in Note 33 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting, appearing in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles   used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of  internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial  statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

resources, mine production, operating costs, capital expenditures, discount rate and foreign exchange rates, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the  recoverable amount of the Fort Hills CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Fort Hills CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonability of the significant assumptions used in the discounted cash flow model. Evaluating    the reasonability of management’s assumptions involved considering their consistency with (i) external market and industry data for commodity prices and foreign exchange rates, and (ii) recent actual mine production, operating costs and capital expenditures incurred, market data and other third party information, when available. Evaluating the reasonableness of the oil reserves and resources involved considering the qualifications and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used in estimating the oil reserves and resources, testing the data used by management’s specialists on a sample basis and evaluating overall findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate. Chartered Professional Accountants Vancouver, Canada February 26, 2020 We have served as the Company’s auditor since 1964.

Consolidated Statements of Comprehensive Income (Loss) Years ended December 31

(CAD$ in millions)		2019		2018
Profit (loss) for the year	$	(588)	$	3,145
Other comprehensive income (loss) in the year				
Items that may be reclassified to profit (loss)				
Currency translation differences (net of taxes of $(26) and $40)		(312)		393
Change in fair value of debt securities (net of taxes of $nil and $nil)		1		-
		(311)		393
Items that will not be reclassified to profit (loss)				
Change in fair value of marketable equity securities (net of taxes of $(1) and $1)		6		(9)
Remeasurements of retirement benefit plans (net of taxes of $(31) and $(2))		74		8
		80		(1)
Total other comprehensive income (loss) for the year		(231)		392
Total comprehensive income (loss) for the year	$	(819)	$	3,537
Total other comprehensive income (loss) attributable to:				
Shareholders of the company	$	(201)	$	382
Non-controlling interests		(30)		10
	$	(231)	$	392
Total comprehensive income (loss) attributable to:				
Shareholders of the company	$	(806)	$	3,489
Non-controlling interests		(13)		48
	$	(819)	$	3,537

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)		2019		2018
Operating activities				
Profit (loss) for the year	$	(588)	$	3,145
Depreciation and amortization		1,619		1,483
Provision for income taxes		120		1,365
Asset impairments		2,690		41
Gain on sale of investments and assets		(17)		(892)
Foreign exchange losses (gains)		4		(16)
Loss on debt redemption or purchase		224		26
Loss (gain) on debt prepayment options		(105)		42
Net finance expense		218		219
Income taxes paid		(595)		(780)
Other		74		(166)
Net change in non-cash working capital items		(160)		(29)
		3,484		4,438
Investing activities				
Expenditures on property, plant and equipment		(2,788)		(1,906)
Capitalized production stripping costs		(680)		(707)
Expenditures on investments and other assets		(178)		(284)
Proceeds from investments and assets		80		1,292
		(3,566)		(1,605)
Financing activities				
Redemption or purchase and repayment of debt		(835)		(1,355)
Repayment of lease liabilities		(150)		(32)
QB2[1] advances from SMM/SC[2]		938		-
QB2 equity contributions by SMM/SC		797		-
QB2 partnering and financing transaction costs paid		(113)		-
Interest and finance charges paid		(386)		(430)
Issuance of Class B subordinate voting shares		10		54
Purchase and cancellation of Class B subordinate voting shares		(661)		(189)
Dividends paid		(111)		(172)
Distributions to non-controlling interests		(26)		(40)
		(537)		(2,164)
Effect of exchange rate changes on cash and cash equivalents		(89)		113
Increase (decrease) in cash and cash equivalents		(708)		782
Cash and cash equivalents at beginning of year		1,734		952
Cash and cash equivalents at end of year	$	1,026	$	1,734

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

Notes:
1) Quebrada Blanca Phase 2 copper development project.
2) Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are referred to together as SMM/SC.

76 Teck 2019 Annual Report

Consolidated Financial Statements 77

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2019	2018
Assets		
Current assets		
Cash and cash equivalents (Note 12)	$ 1,026	$ 1,734
Current income taxes receivable	95	78
Trade and settlement receivables	1,062	1,180
Inventories (Note 13)	1,981	2,065
Prepaids and other current assets	331	260
	4,495	5,317
Financial and other assets (Note 14)	1,109	907
Investments in associates and joint ventures (Note 15)	1,079	1,071
Property, plant and equipment (Note 8, Note 16 and Note 20(a))	31,355	31,050
Deferred income tax assets (Note 21)	211	160
Goodwill (Note 8 and Note 17)	1,101	1,121
	$ 39,350	$ 39,626
Liabilities and Equity		
Current liabilities		
Trade accounts payable and other liabilities (Note 18)	$ 2,498	$ 2,333
Current portion of debt (Note 19)	29	-
Current portion of lease liabilities (Note 20(b))	160	32
Current income taxes payable	89	151
	2,776	2,516
Debt (Note 19)	4,133	5,181
Lease liabilities (Note 20(b))	512	306
QB2 advances from SMM/SC (Note 5(b))	912	-
Deferred income tax liabilities (Note 21)	5,902	6,331
Retirement benefit liabilities (Note 22)	505	482
Provisions and other liabilities (Note 23)	2,536	1,792
	17,276	16,608
Equity		
Attributable to shareholders of the company	21,304	22,884
Attributable to non-controlling interests (Note 25)	770	134
	22,074	23,018
	$ 39,350	$ 39,626

Contingencies (Note 26)
Commitments (Note 27)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors

Tracey L. McVicar
Chair of the Audit Committee

Una M. Power
Director

78 Teck 2019 Annual Report

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2019	2018
Class A common shares (Note 24)	$ 6	$ 6
Class B subordinate voting shares (Note 24)		
Beginning of year	6,595	6,603
Share repurchases (Note 24(h))	(285)	(77)
Issued on exercise of options (Note 24(c))	13	69
End of year	6,323	6,595
Retained earnings		
Beginning of year	15,495	12,796
IFRS 16 transition adjustment on January 1, 2019 (Note 33(a))	(43)	-
IFRS 9 transition adjustment on January 1, 2018	-	34
Profit (loss) for the year attributable to shareholders of the company	(605)	3,107
Dividends paid (Note 24(g))	(111)	(172)
Share repurchases (Note 24(h))	(367)	(119)
Adjustment from SMM/SC transaction (Note 5(a))	4	-
Purchase of non-controlling interests (Note 5(d))	-	(159)
Remeasurements of retirement benefit plans	74	8
End of year	14,447	15,495
Contributed surplus		
Beginning of year	204	202
Share option compensation expense (Note 24(c))	18	17
Transfer to Class B subordinate voting shares on exercise of options	(3)	(15)
End of year	219	204
Accumulated other comprehensive income attributable to shareholders of the company (Note 24(e))		
Beginning of year	584	244
IFRS 9 transition adjustment on January 1, 2018	-	(34)
Other comprehensive income (loss)	(201)	382
Less remeasurements of retirement benefit plans recorded in retained earnings	(74)	(8)
End of year	309	584
Non-controlling interests (Note 25)		
Beginning of year	134	142
Profit for the year attributable to non-controlling interests	17	38
Other comprehensive income (loss) attributable to non-controlling interests	(30)	10
Purchase of non-controlling interests	-	(16)
Adjustments from SMM/SC transaction (Note 5(a))	675	-
Dividends or distributions	(26)	(40)
End of year	770	134
Total equity	$ 22,074	$ 23,018

The accompanying notes are an integral part of these financial statements.

Consolidated Financial Statements 79

Notes to Consolidated Financial Statements Years ended December 31, 2019 and 2018

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and blended bitumen. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 26, 2020.

In 2019, we adopted IFRS 16, Leases (IFRS 16) and IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23), which both became effective January 1, 2019. Note 33 discloses the effects of the adoption of these new IFRS pronouncements for all periods presented, including the nature and effect of changes in accounting policies. Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

3. Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Teck Washington Incorporated (TWI), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada, and Compañia Minera Antamina S.A. (Antamina, 22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SPA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 15).

During the year ended December 31, 2018, our share of the Fort Hills oil sands mine increased from 20.89% to 21.3% on resolution of a commercial dispute between the Fort Hills partners. We funded an increased share of the project capital in the amount of $58 million, as consideration for the additional interest in the project.

80 Teck 2019 Annual Report

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy "Investments in Associates and Joint Ventures". Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy "Interests in Joint Arrangements" are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate's or joint venture's net assets, such as further investments or dividends.

Our proportionate share of the associate's or joint venture's profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate's or joint venture's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate's or joint venture's losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Consolidated Financial Statements 81

Notes to Consolidated Financial Statements  Years ended December 31, 2019 and  2018  3. Summary of Significant Accounting Policies (continued) Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net   debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss). Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income. Revenue Our revenue consists of sales of steelmaking coal, copper, zinc and lead concentrates, refined zinc, lead and silver, and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance  obligation. Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Steelmaking coal For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For a majority of steelmaking coal sales we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales we arrange shipping on behalf of our customers and are agent to these shipping  transactions. Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense). Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the  product.

3. Summary of Significant Accounting Policies (continued) Financial Instruments We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument. Cash and cash equivalents Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit or loss. Trade receivables Trade receivables relate to amounts received from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses. Settlement  receivables Settlement receivables arise from average pricing steelmaking coal contracts and base metal concentrate sales contracts where amounts receivable vary based on steelmaking coal price assessments or underlying commodity prices. Settlement receivables are classified as fair value through profit or loss and are recorded at fair value at each reporting period based on published price assessments or quoted commodity prices up to the date of final pricing. The changes in fair value are recorded in other operating income (expense). Investments in marketable equity securities Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income. For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income, or we can elect to classify an investment as at fair value through profit or loss. This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date. When investments in marketable equity securities are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit and remain within equity. Dividends are recognized in profit and these investments are not assessed for impairment. Investments in debt securities Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income and recorded at fair value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit at that time. Loss allowances and interest income are recognized in   profit. Trade payables Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

3. Summary of Significant Accounting Policies (continued) For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of   inventory. When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of   the write-down on inventory not yet sold is reversed. We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product. Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable   costs. Property, Plant and Equipment  Land, buildings, plant and equipment Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations are calculated on a units-of-production basis. Depreciation of buildings not used for production, and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives are as follows:  Buildings and equipment (not used for production)  147 years   Plant and equipment (smelting operations)  330 years

3. Summary of Significant Accounting Policies (continued) Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, fair value less costs of disposal is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the   time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a fair value less costs of disposal calculation uses a post-tax discount rate. Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate. Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit immediately.

3. Summary of Significant Accounting Policies (continued) Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters. Employee Benefits  Defined benefit pension plans Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of  employees. Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made. Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower   of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the   plan. We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in either operating expenses or general and administration expenses.

3.  Summary of Significant Accounting Policies (continued) Research and Development Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and we are committed, and have the resources, to complete the project. Earnings  per Share Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the- money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. 4.  Areas of Judgment and Estimation Uncertainty In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2019 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

4.  Areas of Judgment and Estimation Uncertainty  (continued) Streaming Transactions When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases. For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest. Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources. We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

5.  Transactions (continued) Empresa Nacional de Minería (ENAMI). ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to make contributions toward QBSA capital spending. To subscribe for the indirect 30% interest in QBSA, SMM/SC made $900 million (US$673 million) of loan advances, net of financing fees of $7 million (US$6 million), and $797 million (US$600 million) of equity contributions during 2019. Together these loan advances and equity contributions totalled $1.704 billion (US$1.279 billion). This represented US$1.2 billion of contributions agreed to by SMM/SC plus a matching contribution from SMM/SC of 50% of the capital expenditures funded by us from January 1, 2019 to the closing date. SMM/SC made additional contributions of $38 million (US$29 million) for interest on the loan advances during 2019. SMM/SC have agreed to make a supplemental payment of US$50 million if QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of the sanctioning of a major expansion or December 31, 2025. We have recorded a financial receivable in the amount of $35 million (US$27 million) for this contingent supplemental payment,  which reflects its estimated fair value as at December 31, 2019. SMM/SC have also agreed to make an additional supplemental payment if they elect to participate in the funding of a major expansion project (QB3), if it is sanctioned before December 31, 2031, by contributing an additional amount equal to 8% of the incremental net present value of QB3 at the expansion sanction date in addition to their pro rata share of expansion project costs. We will record a financial receivable if and when QB3 is sanctioned and SMM/SC choose to participate.

6.  Revenues a) Total Revenues by Major Product Type and Business Unit The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments  (Note 28) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

8.  Asset and Goodwill Impairment Testing a)  Asset Impairments The following pre-tax asset impairments were recorded in the statement of  income: Asset Impairments  (CAD$ in millions)  2019  2018 Fort Hills CGU  $  (1,241)  $  –Frontier oil sands project  (1,129)  –Steelmaking coal CGU  (289)  –Other  (31)  (41) Total  $  (2,690)  $  (41) Fort Hills CGU As at December 31, 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices. The impairment affected the profit (loss) of our energy operating segment (Note 28). Cash flow projections used in the 2019 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 40 years. Frontier Oil Sands  Project As at December 31, 2019, we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. We have written down the full carrying value of our interest in the Frontier oil sands project. The impairment affected the profit (loss) of our energy operating segment (Note 28). Steelmaking Coal CGU As a result of our decision not to proceed with the Mackenzie-Redcap extension and the short remaining mine life, combined with a decrease in short-term steelmaking coal prices, we recorded a pre-tax impairment of $289 million (after-tax $184 million) of our Cardinal River Operations as at December 31, 2019. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 28). Our Cardinal River Operations has been written down to the residual value of the remaining mobile equipment.